UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Notice is hereby given that the meeting of the Board of Directors of the Company (the “Board”) will be held on Tuesday, March 13, 2018, to consider and approve:

1.	First Interim Dividend on equity shares, if any, for the Financial Year 2017-18;

2.	Dividend, if any, on the Preference Shares as per their terms of issuance.

Please note that the record date for the purpose of determining the entitlement of the equity and preference shareholders for the said dividend(s), if declared, is being fixed as Wednesday, March 21, 2018.

Further, pursuant to the provisions of the Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and Insider Trading Prohibition Policy of the Company, the Trading Window shall remain closed from Friday, March 9, 2018 to Thursday, March 15, 2018 (both days inclusive) for all the specified persons defined in the Code.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer